Exhibit 99.1

Strong Canadian dollar and increased downtime cuts into Catalyst Paper Q2 results

RICHMOND, BC, Aug. 1, 2011 /CNW/ - Catalyst Paper (TSX:CTL) posted a net loss of $47.4 million ($0.13 per common share) on sales of $297.8 million during the second quarter of 2011.  The net loss increased from $12.9 million ($0.03 per common share) on sales of $303.6 million during the first quarter, due to reduced production and increased maintenance spending. Production at the Powell River and Snowflake mills was affected by extended maintenance downtime and further hampered by fires at both mills during the quarter.  A stronger Canadian dollar and higher fibre prices also negatively affected results.

Before specific items Catalyst's net loss for Q2 was $46.9 million ($0.12 per common share), in comparison with $23.6 million ($0.06 per common share) in the prior quarter.  Significant specific items in the most recent quarter included a foreign exchange gain on the translation of US dollar denominated debt, $5.7 million in losses associated with the fires at Snowflake and Powell River mills.

Before restructuring costs, an earnings loss before interest, taxes, depreciation, amortization (EBITDA) of $3.9 million was recorded in the second quarter, compared with EBITDA before restructuring costs of $15.9 million in the prior quarter. Lower EBITDA increased the Q2 operating loss to $30.6 million from $10.9 million in Q1.

"We took steps to address mill productivity and to strengthen our order book in the face of very challenging currency and market conditions," said President and CEO Kevin J. Clarke.  "While our pulp business performed well in the quarter, the unforeseeable factor of fires at two mills hurt paper production and sales in what we had already indicated would be a heavy scheduled-maintenance quarter."

Market Conditions

North American demand for both specialty papers and newsprint was consistently down on a year-over-year basis, and particularly so for directory and newsprint.  Paper pricing was mixed.  Benchmark prices were up for both coated and uncoated mechanical grades, flat for directory, and down slightly for newsprint.  Previously announced price increases for coated mechanical and SC grades became effective April 1, with a further increase announced during the quarter for high and super bright grades.

Strong Chinese demand sustained favourable market conditions for pulp.  Global shipments of NBSK pulp for the first six months of the year were up 7.5 per cent year-over-year, and benchmark prices for China increased over the prior quarter above the peak levels of 2010.

Cash Flows and Liquidity

Cash flows from operations were negative $15.7 million, compared with negative $24.9 million in the same quarter of 2010, primarily due to a favourable change to non-cash working capital of $14.4 million compared to negative $4.4 million during the second quarter of 2010.  This was partially offset by a decrease in EBITDA of $3.5 million and losses on fires of $5.7 million in the second quarter of 2011.

On May 31, 2011, the company amended its revolving asset based loan facility (ABL) reducing it to $175 million, from $330 million and extending the maturity to May 31, 2016, from August 13, 2013.  The reduction in available credit is in line with the company's reduced working capital levels which have been lower since the closure of the Elk Falls mill as well as the removal of Snowflake's fixed assets from the borrowing base.

Total liquidity was $136.4 million, down from $208.3 million at the end of the same quarter of 2010.  This was primarily due to a lower borrowing base associated with the amended ABL, a decrease in cash on hand and an increase in letters of credit.

Following the successful renegotiation of the ABL, a review of capital structure alternatives was announced, focusing on Catalyst's US$250 million of 7.375% senior unsecured notes maturing March 31, 2014.

Selected Highlights

	2011			2010
(In millions of Canadian dollars, except where otherwise stated)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales	$601.4	$297.8	$303.6	$1,228.6	$333.6	$322.3	$299.4	$273.3
Operating earnings (loss)	(41.5)	(30.6)	(10.9)	(367.5)	0.2	5.1	(323.9)	(48.9)
Depreciation and amortization	53.8	27.0	26.8	119.3	27.2	28.2	31.2	32.7
EBITDA 1	12.0	(3.9)	15.9	46.3	28.7	34.2	(0.4)	(16.2)
- before restructuring costs 1	12.0	(3.9)	15.9	71.6	28.7	34.5	10.5	(2.1)
Net earnings (loss) attributable to the company	(60.3)	(47.4)	(12.9)	(396.9)	9.6	6.0	(368.4)	(44.1)
- before specific items 1	(70.5)	(46.9)	(23.6)	(87.0)	4.1	(9.6)	(43.9)	(37.6)
EBITDA margin 1	2.0%	(1.3%)	5.2%	3.8%	8.6%	10.6%	(0.1%)	(5.9%)
- before restructuring costs 1	2.0%	(1.3%)	5.2%	5.8%	8.6%	10.7%	3.5%	(0.8%)
Net earnings (loss) per share attributable to the company's common shareholders (in dollars)
- basic and diluted	$(0.16)	$(0.13)	$(0.03)	$(1.04)	$0.02	$0.02	$(0.96)	$(0.12)
- before specific items 1	(0.18)	(0.12)	(0.06)	(0.23)	0.01	(0.03)	(0.11)	(0.10)
1 Refer to Section 6, Non-GAAP measures of our Q2 2011 MD&A

Other Developments and Outlook

Catalyst paid its 2011 property taxes levied by the BC municipalities and also paid its outstanding 2010 property taxes to the District of North Cowichan except for the penalty portion.  The company's appeal to the Supreme Court of Canada of North Cowichan's 2009 property tax levy is scheduled to be heard in October 2011.

Energy-related capital upgrades at Port Alberni and Powell River are on-track for completion prior to the March 31, 2012 spending deadline for the federal funding credits being used.  The projects are expected to deliver annual EBITDA improvement of $5.0 million. Forest Stewardship Council chain-of-custody certification systems were also implemented at Catalyst's three Canadian mills.

Looking to the latter half of the year, coated and uncoated mechanical grades should benefit from seasonal demand increases, while directory and newsprint are expected to continue to show structural demand declines. Demand for NBSK pulp is expected to slow in Q3 with significant pressure on pricing during the upcoming quarter due to a slowdown in Chinese buying and an increase in global pulp inventories.  The strong Canadian dollar will continue to impact operating and net earnings as well as cash flow and liquidity, while recovered paper is expected to remain both supply and price constrained. Capital spending, net of the Federal Pulp and Paper Green Transformation Program, is expected to be approximately $20 million, a further reduction from the Q1 2011 adjusted forecast of $25 million and the initial projection of $35 million for the year.

Further Quarterly Results Materials

This release, a summary slide presentation, and full quarterly report (MD&A, financial statements and accompanying notes) are available on our web site at www.catalystpaper.com/Investors. The full quarterly report will be filed with SEDAR in Canada and EDGAR in the United States.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Kevin Clarke, president and CEO and Brian Baarda, vice-president, finance and CFO will hold a conference call on Tuesday, August 2, 2011 at 11 a.m. ET, 8 a.m. PT to present the company's second quarter results. Financial analysts and institutional investors are invited to dial 1-888-231-8191 (North America) or 1-647-427-7450 (Toronto / International) reservation number 84440319#.  Media and other interested people may join the live webcast in listen-only mode at www.catalystpaper.com.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking.  These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2010, and our second quarter interim report available at www.sedar.com.

%CIK: 0001144906

For further information:
Investors:	Media:
Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Marketing & Corporate Responsibility
604-247-4710	604-247-4713

CO: Catalyst Paper Corporation

CNW 08:00e 01-AUG-11